Giovanni Caruso Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

July 29, 2011

Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Man Shing Agricultural Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-53146

Dear Ms. Jenkins:

On behalf of our client, Man Shing Agricultural Holdings, Inc., a Nevada company (including its subsidiaries unless the context indicates otherwise, the “Company”), we hereby provide responses to comments issued in a letter dated June 30, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K (the “Annual Report”) filed September 28, 2010. The Company requests that it be permitted to file an amended Annual Report on Form 10-K/A (the “Amended Report”) reflecting the responses of the Company upon resolution of comments with the staff of the Securities and Exchange Commission (the “Staff”).

In order to facilitate the review by the Staff of the Amended Report, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

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Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 2

How do you evaluate and assess internal control over financial reporting?

1.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

COMPANY RESPONSE: The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting refers to the process designed by, or under the supervision of, the Company’s principal executive officer and principal financial officer, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). It includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the issuer's transactions and asset dispositions;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of corporate assets that could have a material effect on the financial statements.

The Company has informed us that it fulfills these responsibilities by undertaking an approach that includes the planning and evaluation of its internal control systems. The Company also allows sufficient time to complete the evaluation process in order to provide an appropriate basis for the assessment and to respond to any deficiencies that it may identify during the process. Identifying deficiencies at an early stage provides the Company with sufficient time to correct any deficiencies and determine the operating effectiveness of the controls prior to period-end and year-end reporting.

The Company has developed an internal control procedure manual that applies to all of its operations. The internal control procedure manual provides detailed description of processes, procedures and controls of the major operations of the Company. Management and employees are required to comply with the procedures set forth in the internal control procedure manual.

In addition, the Company has developed flowcharts and an internal control matrix for major operational cycles to monitor internal control over financial reporting. The flowcharts and internal control matrix provide internal control checkpoints for these major operational cycles. Transaction tests are performed on a monthly basis to monitor the internal controls checkpoints that are in place in the Company’s major operational cycles.

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 3

In addition, the Company has adopted a Code of Business Conduct and Ethics that that applies to its principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and to its directors, officers and employees. The code of ethics requires such persons to follow all applicable rules and standards regarding financial and non-financial reporting. The Company’s employees must record transactions in a timely manner and immediately report if financial statements are believed to be misstated or manipulated, or if they are pressured, threatened or aware of unethical behavior or fraudulent financial activities. The Company’s independent directors also monitor the Company’s internal control over financial reporting.

Except as described below, the internal control procedural manual, flowchart and internal control matrix and Code of Business Conduct and Ethics are reviewed and tested on a monthly basis to ensure controls over financial reporting are effective. Each of the Company’s locations is required to comply with its applicable procedural manual, flowchart, and internal control matrix.

The Company has one principal operating subsidiary which is located in Shandong, People’s Republic of China. The Company tests the operation of its controls at this location on a monthly basis.

2.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

COMPANY RESPONSE: The Company has an internal audit function monitored by the Company’s independent directors which includes the preparation of audit plans, the evaluation of the design and operating effectiveness of the internal controls, reporting of internal control deficiencies identified directly to the independent directors, the providing of analyses and remediation recommendations if a deficiency is identified, and ensuring efficient and effective operation of these controls over financial reporting. The Company performs the following tests on a monthly basis:

•	a walk-through test to monitor its overall operations;

•	a transaction test on a monthly basis to monitor its major operational cycles; and

•	a cut-off test to ensure the proper cut-off of transactions.

These tests are performed by reference to processes, procedures and controls of the major operations set forth in the internal control manual and are monitored, reviewed and updated on a monthly basis. By testing the Company’s major operational cycles, the Company is able to ensure sufficient controls on reconciliations, segregation of duties, review and approval authorizations, safeguarding and accountability of assets, and preventing or detecting error or fraud. This permitted the Company to indicate that its internal controls were effective.

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 4

How do you maintain your books and records and prepare your financial statements?

3.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

COMPANY RESPONSE: The Company’s books and records are prepared in accordance with U.S. GAAP. The Company reviews all recently issued, but not yet effective, accounting pronouncements and evaluates whether the future adoption of any such pronouncements may have a material impact on its financial condition or the results of its operations.

As discussed above, the Company maintains certain manuals, flowcharts, and matrices in order to ensure that information is recorded in accordance with U.S. GAAP.

In addition, in March 2011, the Company engaged a certified public accounting firm in the United States as a consultant to provide advice regarding U.S. GAAP compliance.

4.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

COMPANY RESPONSE: The Company’s books and records are prepared in accordance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

5.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a.	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b.	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c.	the nature of his or her contractual or other relationship to you;

d.	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 5

e.
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

COMPANY RESPONSE: The persons who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of the Company’s internal control over financial reporting have the following background:

a.
The Company’s chief financial officer prepares the Company’s consolidated financial statements, prepares the Company’s quarterly reports on Form 10-Q and annual reports on Form 10-K, and reviews the monthly testing described in response to comment 2 above.

The Company’s Financial Controller’s role includes reviewing monthly financial reporting, reviewing, implementing and monitoring internal control processes, performance measurement and the coordination of accounting and administrative functions.

The Company’s Finance Manager’s role includes reviewing subsidiary level monthly financial closing and financial reporting, maintaining, implementing and updating the internal control system, and performing variance analysis and credit control.

b.
The Company’s chief financial officer, financial controller and finance manager review published updates relating to U.S. GAAP. In March 2011, the Company engaged a certified public accounting firm in the United States as a consultant to provide ongoing enquiry services and updates to its staff regarding U.S. GAAP.

c.	Such persons are full-time employees of the Company.

d.
Such persons do not hold and maintain any professional designations such as Certified Public Accountant or Certified Management Accountant in the United States. The Company’s chief financial officer holds the following professional designations from other countries: Certified Public Accountant in Hong Kong and Certified Practicing Accountant in Australia.

e.
The Company’s chief financial officer has professional experience with a Hong Kong accounting firm auditing the financial statements in U.S. GAAP for Chinese based companies which are listed in the United States.

6.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a.	the name and address of the accounting firm or organization;

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 6

b.	the qualifications of their employees who perform the services for your company;

c.	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d.	how many hours they spent last year performing these services for you; and

e.
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

COMPANY RESPONSE: The Company does not retain an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting. However, in March 2011, the Company engaged a certified public accounting firm in the United States as a consultant to provide advice regarding U.S. GAAP.

7.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a.	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b.	how many hours they spent last year performing these services for you; and

c.
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

COMPANY RESPONSE: The Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

Consolidated Financial Statements

Consolidated Statements of Stockholders Equity, page F-5

8.
The adjustment of $625,000 disclosed as a re-capitalization adjustment related to your reverse merger appears to be inconsistent with your disclosure on page F-2 which states the financial statements of June 30, 2009 have been retrospectively restated for the reverse merger. Please provide us with a detailed discussion of the $625,000 adjustment and cite the specific authoritative literature you utilized to support your accounting treatments.

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 7

COMPANY RESPONSE: The adjustment of $625,000 was incurred as part of the Company’s reverse merger consummated on August 20, 2009. The Company recorded the adjustment as a capital transaction due to the fact that it was financed and was not able to be retrospectively restated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805-40-25.

Notes to Audited Consolidated Financial Statements

1. Organization Background, page F-6

9.
It appears from your disclosure that Weifang Xinsheng Food Co. Ltd. is the wholly owned subsidiary of Hero Capital Profits Limited. Please provide us with a detailed discussion of the consideration that was exchanged and how you accounted for the transaction. In addition, please provide us with the ownership composition of each entity prior to the consummation of the transaction.

COMPANY RESPONSE: The Company entered into a Plan of Exchange (the “Agreement”) dated as of August 20, 2009 between and among the Company and Hero Capital Profits Limited, a company organized and existing under the laws of the British Virgin Islands (“HCP”). Pursuant to the Agreement, the Company acquired all of the issued and outstanding equity of HCP in exchange for 32,800,000 newly issued shares of common stock of the Company (“Common Stock”) and the simultaneous transfer of 3,535,000 shares of preferred stock of the Company (the “Preferred Stock”) to the prior shareholders of HCP (whose interests were held in the name of the Northeast Nominee Trust (Duane Bennett, Former President of the Company as trustee)). As a result, the prior shareholders of HCP had an interest in the Company representing 99.38% of the issued and outstanding shares of Common Stock and 98.19% of the issued and outstanding shares of Preferred Stock (the “Transaction”). Weifang Xinsheng Food Co., Ltd., a company organized and existing under the laws of the People’s Republic of China (“Xinsheng”), is the wholly owned subsidiary of HCP and, as a result of the Transaction, a wholly owned indirect subsidiary of the Company.

Mr. Shili Liu was the sole shareholder of HCP immediately prior to the consummation of the Transaction.

 The Transaction has been accounted for as reverse acquisition and recapitalization of the Company and HCP/Xinsheng whereby HCP/Xinsheng is deemed to be the accounting acquirer (legal acquiree) and the Company to be the accounting acquiree (legal acquirer) under the Transaction. The unaudited condensed consolidated financial statements appearing in the Annual Report are in substance those of Xinsheng, with the assets and liabilities, and revenues and expenses, of the Company and HCP being included effective from the respective consummation dates of the Transaction.

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 8

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

10.
We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). In addition, revise to disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). Your accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel and estimated shelf life (or spoilage). Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

COMPANY RESPONSE: The Company’s revenue recognition policies are in accordance with Staff Accounting Bulletin 104. Sales revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied at the time of shipment when the risk of loss and title passes to the customer.

The Company recognizes revenue when the goods are delivered and title has passed, which is the point when the customers take ownership and assume the risk of loss, and when collectability is reasonably assured. Sales revenue is recognized net of sales discounts and returns.

The Company has never experienced product returns from customers, and does not offer discounts or credits for its products. Based on historical experience, the Company’s management has estimated that sales returns are non-existent and has not made an allowance for estimated sales returns. The shelf life of the Company’s products is two or three years, and the Company does not consider shelf life to be a significant factor in its operations.

The Company does not make sales that are a result of incentives or, to its knowledge, in excess of the customer’s ordinary course of business inventory level.

The Company undertakes to revise its disclosure as follows upon the resolution of comments with the Staff.

Revenue from sales of the Company’s products, including fresh frozen produce and processed produce, is recognized upon customer acceptance, which occurs at the time of delivery to customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. We do not provide our customers with contractual rights of return and post-delivery discount for any of our products, including fresh produce and processed produce. When any significant post-delivery performance obligation exists, revenue is recognized only after such obligation is fulfilled. We evaluate the terms of sales agreement with our customer for fresh frozen produce and processed produce in order to determine whether any significant post-delivery performance obligations exist. Currently, the sales under fresh produce and processed produce segments do not include any terms which may impose any significant post-delivery performance obligations.

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 9

Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 13% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

7. Prepayments, page F-14

11.
Please provide us with a detailed discussion of your prepaid costs and how they relate to the production and processing of your vegetables, mainly ginger. Please cite the specific authoritative literature you utilized to support your accounting treatment and tell us how you considered FASB ASC 905-330 in your analysis.

COMPANY RESPONSE: The deferred inventory costs of $5,118,558 as of June 30, 2010 represent mainly rental expenses of $469,449, and the cost of ginger seeds of $3,127,384, fertilizers of $787,658 and supplies and other items of $734,067. These items were used in connection with the planting of the ginger and will be transferred to inventory once harvesting begins.  In accordance with FASB ASC Topic 905-330-25-1, the Company accumulates direct and indirect costs of growing crops until harvesting.

11. Notes payable and convertible notes, page F15

12.
It appears that on January 4, 2010 and January 14, 2010 you issued secured convertible redeemable debt with common stock. Please provide a detailed discussion of how you have accounted for these convertible loans, particularly if you have allocated any portion of the proceeds to the common stock and conversion feature attached to the loan. Please cite the specific authoritative literature you utilized to support your accounting treatment and tell us how you considered FASB ASC 470-20 in your analysis.

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 10

COMPANY RESPONSE: The Company issued an aggregate of $1.5 million of convertible debt to two parties.  An aggregate of 1,200,000 shares of the Company’s common stocks were issued to such parties as an additional incentive. The convertible debt and accrued interest is payable 3 years after issuance.  The bid price of the Company’s common stock was $0.25 on the measurement date. The shares of common stock were discounted at the demand of the investors. In a sense of debt’s discount, this share-based compensation should be amortized over the debt period the same way the debt discount is treated.  The recording of prepayment and amortization over the debt period has the same accounting treatment as debt discount.

As described in FASB ASC Topic 470-20 (Debt with conversion and other options), conventional convertible debt with a non-detachable conversion feature that does not contain a cash settlement option and is not accounted for as a derivative is recorded as a debt instrument in its entirety without bifurcation. In addition, FASB ASC Topic 470-20-30 also requires that an embedded beneficial conversion feature be recognized separately and measured initially at its intrinsic value.  In this case, no beneficial conversion feature needs to be recognized. The Company’s management has considered the additional right to acquire additional convertible debentures to be a contingency and therefore not recognized or recorded.

Exhibits 31.1 and 31.2

Section 302 Certifications

13.	We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K. Please revise your certifications to address the following:

a.	Remove the title of the certifying individual in the beginning of the certification, and

b.	Remove the word “consolidated” from numbers 3 and 4(b) of this certification.

COMPANY RESPONSE: Changes in response to the Staff’s comment will be made in the Amended Report.

Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 11

Other Exchange Act Reports

14.	Please revise your Forms 10-Q, as necessary, to address our comments above on your Form 10-K.

COMPANY RESPONSE: The Company requests that it be permitted to revise its quarterly reports on Form 10-Q to address the comments above on a prospective basis only.

On behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Tia Jenkins Securities and Exchange Commission July 29, 2011 Page 12

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP